Filed by Susquehanna Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Patriot Bank Corp.

Commission File No.: 000-26744

The following are materials that were distributed to employees of Patriot Bank Corp. on March 18, 2004.

DIANNE E. WASSALL
Vice President and
Director of Human Resources
717-625-6701
dewas@susqbanc.com

March 2004

«First_Name» «Middle_Initial» «Last_Name»

«Street»

«Street_2_»

«City»,«NoName» «Zip»

Dear «First_Name»,

Welcome to Susquehanna Banchshares, Inc (Suquehanna). We are excited to have you as part of our family! To welcome you into the family and to explain your benefits, you will be notified by your Team Leader regarding the specific date and time of your scheduled meeting. It is extremely important that all benefit eligible (30 standard hours or more per week) employees attend this meeting.

In order to place you on the Susquehanna payroll, we need to have you complete a few forms and bring them with you to the scheduled meeting. Please follow the instructions below. Instructions are specific to full-time and part-time employment status.

FULL-TIME AND PART-TIME EMPLOYEES

•	Employment Paperwork

The following must be completed in order to legally employ and place you on the Susquehanna payroll:

•	Employment Application (an electronic version is available if you would like one).

•	US Department of Justice Form I-9 – complete Section 1 only. Please provide photocopies of 2 forms of identification using the guidelines on the back of the form. Also, please bring the original forms of identifcation so that the photocopies may be verified by someone from Human Resources.

•	The name on your Social Security Card is the one that will be used on the payroll system and must match your current legal name.

•	Form W-4 – Federal Income Tax Withholding Allowance

•	Payroll Deposit Authorization Form

•	Additional Information Form

The forms listed above are included in this packet of information. Please bring the completed forms to the meeting.

•	Payroll Schedule

The Susquehanna payroll is on a bi-weekly schedule and pays its employees every other Friday. Exempt employees are paid concurrently for the two-week period ending on the Saturday following the paydate. Non-exempt employees are paid for the two-week period ending the Saturday prior to paydate.

Outlined below is the schedule for the transition to the Susquehanna payroll.

Exempt Employees:

On June 9, 2004 you will receive your final pay from Patriot Bank Corp which will include pay representing May 30, 2004 through and including June 9, 2004.

On June 18, 2004 you will receive your first paycheck from Susquehanna for the period of June 10, 2004 through and including June 19, 2004. This will be your first pay on the regular bi-weekly schedule.

Thereafter you will receive bi-weekly pay that is paid current. In other words, the pay on July 2, 2004 will be for the payperiod of June 20, 2004 through and including July 3, 2004.

Non-Exempt Employees:

On June 9, 2004 you will receive your final pay from Patriot Bank Corp which will include pay representing May 30, 2004 through and including June 9, 2004. Your hours will be estimated for June 6 through June 9 based on your scheduled hours. Any adjustments will be made in the following pay.

On June 18, 2004 you will receive your first paycheck from Susquehanna for the period of June 10, 2004 through June 12, 2004. Thereafter you will be on a regular bi-weekly schedule.

•	Policy and Procedure Manual

Effective June 10, 2004, the Susquehanna Human Resources Policy and Procedure Manual will supercede any existing Patriot policy and procedure manual. The Susquehanna Human Resources Policies are available via the Susquehanna Intranet - WEB1. Upon access to the Susquehanna Intranet, please review all policies and sign the acknowledgement form HR-32. Please return the signed forms to Taryn DeWald.

FULL-TIME EMPLOYEE BENEFITS

Susquehanna provides a complete benefit package to employees working 30 or more weekly standard hours. Enrollment forms must be completed in order to enroll you in our benefit plans. These forms will be distributed to you at the meeting. Your benefits with Patriot Bank Corp will end on June 9, 2004. Your benefits with Susquehanna will begin on June 10, 2004. (Note, some elected Supplemental Life benefits may require an approval and therefore may be effective on a future date)

•	Medical Benefits

Susquehanna offers a Preferred Provider Organization Plan through Capital Blue Cross. Employees have a choice from three tiers of coverage, Basic, Standard and High coverage. In addition, employees may choose single, employee plus one or family coverage. Prescription drug coverage is included with all types of medical coverage.

Specific plan information will be given to you at the meeting. If you wish to enroll in medical coverage, complete and return the appropriate health care enrollment form by May 3, 2004. You will receive this form at the meeting.

•	Dental Benefits

Susquehanna offers a comprehensive voluntary Dental Plan through United Concordia. Employees have the choice of single or family coverage. Specific plan information will be given to you at the meeting. If you wish to enroll in dental coverage, complete and return the appropriate enrollment and payroll deduction authorization forms by May 3, 2004. You will receive both of these forms at the meeting.

•	“Premiums Only Plan” – Cafeteria Plan – Sec 125

Both your medical and dental payroll deductions can be paid with pre-tax dollars. Your deductions are deducted on a pre-tax basis, unless you indicate otherwise. If you wish NOT to have your deductions made on a pre-tax basis, please indicate that on the payroll deduction authorization form that you will be given at the meeting.

•	Health Care and Dependent Care Flexible Spending Accounts

Susquehanna offers Health Care and Dependent Care Spending Accounts to its employees. These plans allow you set aside money, on a pre-tax basis, to pay for medical, dental and/or dependent care expenses not covered under group plans. If you wish to enroll in one or both of these accounts, complete and return the Flexible Spending Account Enrollment form by May 3, 2004. You will receive this form at the meeting.

•	Life Insurance and Accidental Death and Dismemberment Coverage

Life and Accidental Death and Dismemberment coverage that is equal to two times your annual salary is provided at no cost to you.

You may also purchase Supplemental Life insurance in increments of 1X, 2X, 3X, or 4X basic annual earnings at group insurance rates which are dependent on age. Coverage begins following approval by the insurance company. The maximum coverage you may elect is $750,000. However, coverage exceeding the lower of $250,000 or 3x your base salary requires proof of insurability to the insurance carrier. This limit is known as the “guaranteed issue” amount. Any coverage exceeding it always requires proof of good health. Any coverage that you elect to the “guaranteed issue” will be effective immediately, on the same date as your basic life but the amount exceeding that will be effective only after the insurance carrier approval.

In addition you may elect life insurance in the amount of $10,000 for your spouse and $500 for dependent children from birth to 6 months and, $5,000 for each of your dependent children from ages 6 months to the age of 19, or 25 if a full-time student.

Even if you only want the Basic Life and Accidental Death and Dismemberment coverage that is provided to you at no cost, you must complete the beneficiary designation information and return the form by May 3, 2004. You will receive this form at the meeting.

If you do not enroll for the supplemental life or dependent life when first eligible, you will have to wait until a future annual Open Enrollment period to make such election. At that time you would be considered a ‘late enrollee’ which will require that you provide proof of good health, regardless of the amount of coverage for which you apply.

•	Disability Insurance

Short Term Disability

Employees may elect to purchase STD coverage at group rates. Benefits are payable on the eighth day of disability. The benefit is equal to 60% of the employees’ bi-weekly base pay with a maximum weekly benefit of $1300. Basic weekly earnings means regular pay at the time of disability, excluding any overtime, bonuses or other forms of extra compensation. The form to elect this coverage will be given to you at the meeting. Please be aware the enrollment form for your life and disability insurance coverage will be included on the same form, with coverage under the Hartford Insurance Company.

Long Term Disability

Long Term Disability insurance is provided to full-time employees at no cost. Benefits are payable after six months of total disability and, depending upon age when becoming disabled, may continue until age 65 or older according to the schedule contained in the plan contract. The benefit is equal to 60% of basic monthly earnings to a maximum benefit of $10,000 per month. See plan details.

•	Vision Insurance

Susquehanna pays the entire cost of this benefit, which provides discounted exams and services. Enrollment in this plan is automatic. You will receive an ID card from National Vision Administrators (NVA) within a number of weeks after your coverage effective date.

FULL AND PART TIME EMPLOYEE BENEFITS

•	401(k) Plan

SUSQUEHANNA offers a 401(k) plan with a 100% match of the first 3% that an employee contributes. Employees are eligible to receive that match one year after employment with Patriot or Susquehanna. Employees that have been employed with Patriot Bank Corp prior to transition date for a period of at least three months and have worked at least 1,000 hours during the calendar year are eligible to join the plan immediately. The 401(k) plan is administered by Diversified Investment Advisors. If you wish to enroll in the 401(k) Plan, complete and return the enrollment and beneficiary forms included in the Diversified Investment Package information by May 3, 2004. You will receive both forms at the meeting. These forms need to be completed even if you elect not to enroll. YOUR HIRE DATE WITH PATRIOT WILL BE USED FOR ELIGIBILITY AND VESTING.

•	Employee Stock Purchase Plan (ESPP)

Full-time and Part-time Employees who customarily work more than 20 hours per week become eligible to join the plan after one year of service. Participation may begin January 1 of each year after eligibility requirements are met. Participation may begin July 1 only for employees who first meet their eligibility requirements as of that date. An enrollment form must be completed authorizing the percentage of contributions elected. Contributions of 1% to 5% of base pay are made through payroll deduction. SUSQUEHANNA stock is purchased at a discount at the end of a 6-month purchase period, June 30 or December 31. Purchased stock is held in a nominee account for the employee with all dividends applied towards purchase of additional shares of stock. Stock purchased through dividends is not purchased at a discount, but at the current market price of the stock. For further information concerning change elections, withdrawals, and discontinuance of contributions, see the Employee Stock Purchase Plan Summary Plan Description. NOTE: IF YOU ELECT TO PARTICIPATE, YOU MAY BEGIN PARTICIPATING AS EARLY AS JULY 2004.

•	Cash Balance Pension Plan

Full-time and part-time employees become eligible if age 21 and completing at least 1,000 hours of service in the first twelve consecutive months of employment following the date of hire – or in any subsequent Plan Year (January 1-December 31) in which 1,000 hours of service is worked. 100% vesting occurs with 5 years of 1,000 hours of service with Patriot and/or Susquehanna. Susquehanna pays the full cost of this plan. NOTE: YOUR HIRE DATE WITH PATRIOT WILL BE USED TO DETERMINE VESTING IN THIS PLAN; WHEREAS THE ANNUAL CONTRIBUTION AND THE AMOUNT OF YOUR EVENTUAL PENSION BENEFIT WILL BE DETERMINED BASED ON THE SUSQUEHANNA MERGER DATE.

•	Banking Services

All Employees are entitled to one free checking account. This account can be either an individual or joint account and is not subject to the minimum balance requirement or service charges, except for NSF fees. There is no charge for standard check print orders. All except standard check orders will be charged the difference of the Bank’s cost. Interest bearing accounts are excluded from this benefit. Certified checks and stop payments associated with this employee account are offered at “no charge”.

All employees are entitled to purchase Cashier’s Checks, Money Orders and Traveler’s Checks free of service charges. There is a charge to employees for “double signature” traveler’s checks. All employees are entitled to one free “small-size” safe deposit box. If an employee elects a larger-size box, the cost difference will be billed to the employee annually.

•	Educational Assistance

PBA Professional Development Network (formerly American Institute of Banking (AIB))

Full-time and Part-time Employees become members of PBA Professional Development Network upon employment by the Bank. Susquehanna will cover the cost of approved PBA courses taken and satisfactorily completed with a passing grade of “C”.

COLLEGE TUITION

Special educational circumstances must receive management review and approval. Susquehanna will cover the cost of registration, books and tuition for full-time and part-time employees regularly scheduled 20 or more standard hours per week. To be eligible, employees must be satisfactorily employed for a period of 90 days. The course must be completed with a passing grade of “C” and a transcript/grade report must be submitted to the Human Resources Dept. within six weeks of course completion. However, reimbursement of the total prepaid tuition cost will be required if employment terminates prior to or within 12 months subsequent to completion of the course.

Employees are eligible for tuition reimbursement of 6 to 12 credit hours (dependent upon their standard hours) in a twelve month period if regularly scheduled for 20 or more hours per week.

Full-time employees may receive approval for undergraduate degree programs. Only under certain circumstances may graduate level courses be eligible for tuition aid. See the Tuition Aid Policy for further information.

•	Employee Assistance Plan (EAP)

Full-time and Part-time Employees and their dependents are eligible for this program.

Our EAP deals with a wide range of human problems whether they are a physical illness, mental or emotional distress, finances, alcoholism, drug abuse, marital/family distress, legal problems or other difficulties that generally affect the entire family creating difficulties on the job and hardships at home.

Our EAP is designed to help employees and their families get assistance on a confidential, professional and humane basis – without jeopardizing the employee’s job.

Normally the decision to seek assistance is the responsibility of the employee and is done on a voluntary basis. Up to three counseling sessions per year per family member are provided at no expense to the employee. An additional three sessions are provided for pre-retirement counseling to employees considering retirement within one to two years. Additional services may qualify for insurance coverage if appropriate or will otherwise be the employee’s responsibility. All discussions with the EAP provider are treated in confidence.

•	Excused Absences — Paid

Bereavement

Full-time and Part-time Employees are eligible to receive pay for funeral leave. To receive pay, an employee should normally be scheduled to work on the day(s) on which the time is requested.

Death of a member of the employee’s immediate family will be an authorized absence of three days, (or from the date of death through the day of the funeral). Immediate family will include spouse, employee’s children, employee’s adopted or foster children, either of employee’s parents, employee’s brothers or sisters or parents-in-law.

One day’s absence, day of funeral, will be authorized for the death of a member of the family other than those named in the above paragraph.

Other special situations will require permission from the employee’s manager and the Human Resources Department.

Holiday

A schedule of holidays to be observed during the calendar year will be published each year by the Human Resources Department, following approval by management.

Full-time and Part-time Employees are eligible to receive holiday pay.

To receive holiday pay, an employee should normally be scheduled, on a regularly scheduled rotation, to work on the day on which the holiday is observed.

In the event that a holiday occurs within an employee’s scheduled vacation period (if on a regularly scheduled rotation, the holiday would normally have been a day scheduled for work), the employee will receive holiday pay in place of vacation pay.

In cases where an employee desires to observe a religious holiday which is not normally observed by the organization, the employee shall be granted time off for the holiday unless the employee’s absence from work would result in undue hardship on the conduct of the affiliate’s business. Personal or vacation time must be used for paid time off before time off without pay is permitted.

Jury Duty

Full-time and Part-time Employees summoned for jury or court witness duty (not associated directly with the employee’s own case) will be excused from their work with the affiliate for the period required for the jury or court witness duty. The employee will be allowed pay for the time he/she is unable to work due to this duty. The allowed time by the affiliate will be in addition to the pay received by the employee for the duty.

PAID TIME OFF

Non-exempt Full-time and Part-time Employees are entitled to Paid Time Off, based on the schedule out-line below. NOTE YOUR HIRE DATE WITH PATRIOT BANK CORP WILL BE USED FOR ELIGIBILITY

Length of Service
	Year of Hire	Less than 5 years	5 years – but less than 15 years	15 years – but less than 20 years	Greater than 20 years
Non-Exempt Employees	Pro-rated based on hire date	17 days	22 days	27 days	32 days

Exempt Employees		22 days	27 days	27 days	32 days

SUSQUEHANNA Parent Senior Management and Affiliate Executive Management		27 days	27 days	32 days	32 days

SUSQUEHANNA Executive/Corporate Management and Affiliate President		32 days	32 days	32 days	32 days

Vacations shall be taken at a time mutually agreed upon by the employee and the manager or supervisor. All other factors being equal, schedules will be arranged on the basis of the workload and employee seniority. Earned PTO hours will be based on the standard weekly hours.

All Sick Leave Bank hours you have accumulated with Patriot will be carried over to the Susquehanna Extended Sick Leave Bank. In addition, each year, any remaining PTO days automatically convert to your Extended Sick Leave Bank hours.

•	Merit Increases

A merit increase (adjustment to wage rate) is reflective of job performance as measured against the job functions’ standards. Employees will receive a performance appraisal at least annually. The performance appraisal is completed by the immediate supervisor, approved by the next management level and reviewed by the Human Resources Department. A performance appraisal session is scheduled with the employee and the purposes are as follows:

•	Communicate what is expected

•	Advise/review the authority the employee has in performing the job

•	Review minimum standards for acceptable performance

•	Explain aspects of the job that are being performed well

•	Discuss needed areas of improvement and recommend ways to accomplish improvement

•	Describe opportunities for future growth

All employees have the opportunity to review their written performance appraisals and attach any comments. If an employee does not agree with the performance appraisal, the employee has the right of appeal. The performance appraisal form is reviewed by appropriate management and sent to the Human Resources Dept. for inclusion in the employee’s file.

•	Susquehanna Corporate Referral Program and Retail Incentive Program

All employees may participate in the Corporate Referral Program or the Retail Incentive Program, copies of the plan descriptions will be shared at the meeting. Please review the information and return a signed copy of the plan to Taryn DeWald.

•	Travel Expenses

Employees will be reimbursed travel expenses incurred for job-related business and certain educational functions. Travel expenses include mileage, taxi, train or airplane fares, hotel accommodations, etc. To receive reimbursement of expenses, an Expense Report must be completed and include receipts for expenses. Certain travel situations may receive approval for an advance payment for anticipated expenses.

REMINDER: ALL FORMS SHOULD BE RETURNED TO SUSIE RHINEHART NO LATER THAN MAY 3, 2004.

We look forward to seeing you at the benefit meetings.

Sincerely,

Dianne E. Wassall

Vice President and Director of Human Resources

ADDITIONAL INFORMATION FORM

PATRIOT BANK CORP

Name:	«First_Name» «Middle_Initial» «Last_Name»

Address:	«Street»
«Street_2_»
«City», «NoName» «Zip»

Preferred First Name, if different than above:

Local Tax Information Needed:

School District:

Township/Borough:

PA Local Taxing Authority (if known):

Military Status:

☐Not Indicated	☐No Military Service	☐Vietnam Era Veteran
☐Other Veteran	☐Active Reserve	☐Inactive Reserve
☐Retired Military	☐Vietnam Vet	☐Other Eligible Vet

Additional Information and Where to Find It

Susquehanna Bancshares and Patriot filed a Registration Statement on Form S-4, as amended, and joint proxy statement/prospectus with the Securities and Exchange Commission (the “Commission”) on March 16, 2004. The Registration Statement was declared effective on March 16, 2004 and included the definitive form of joint proxy statement/prospectus, which was also filed with the Commission. THE REGISTRATION STATEMENT AND DEFINITIVE FORM OF JOINT PROXY STATEMENT/PROSPECTUS SHOULD BE READ CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ SUSQUEHANNA BANCSHARES’ REGISTRATION STATEMENT ON FORM S-4, THE DEFINITIVE FORM OF JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE MERGER TRANSACTION DESCRIBED ABOVE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The definitive form of joint proxy statement/prospectus will be mailed to shareholders of Susquehanna Bancshares and Patriot Bank Corp. on or about March 19, 2004 and shareholders will be able to obtain a free copy of such documents at the Commission’s web site at www.sec.gov, from Susquehanna Bancshares by directing a request to Susquehanna Bancshares Investor Relations at (717) 625-6217, or from Patriot by directing a request to Patriot Investor Relations at (610) 970-4623. Certain of these documents may also be accessed on Susquehanna Bancshares’ website at www.susqbanc.com.

Participants in Solicitation

Susquehanna Bancshares, Patriot and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the participants and their interests in the solicitation may be found in the joint proxy statement/prospectus.